Exhibit 99.2

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Dominion Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Wednesday, July 15, 2015. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Management Proxy Circular dated June 2, 2015 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

CST Trust Company (“CST”) provided the Company with the Final Tabulation Report representing proxies received by CST in accordance with the Proxy Circular on the close of business on July 13, 2015. The Final Tabulation Report showed that 78.48% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	66,862,264	99.94	37,457	0.06
Robert A. Gannicott	65,508,648	97.92	1,391,073	2.08
Daniel Jarvis	65,985,625	98.63	914,096	1.37
Tom Kenny	66,872,806	99.96	26,915	0.04
Manuel Lino Silva de Sousa-Oliveira	66,050,638	98.73	848,690	1.27
Fiona Perrott-Humphrey	66,867,911	99.95	31,810	0.05
Chuck Strahl	66,804,551	99.86	94,777	0.14

P.O. Box 4569, Station A, Toronto, Canada M5W 4T9 T 416.632.2237 F 416.632.2230 www.ddcorp.ca	1

As a result of the foregoing, a vote by way of ballot was held at the Meeting, and each of the above-noted seven nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.	Shareholder Advisory Vote On Approach To Executive Compensation

By a resolution passed by a vote of the Shareholders held by way of ballot, the non-binding shareholder advisory vote on approach to executive compensation was approved. The Final Tabulation Report showed that 78.48% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
60,753,653	90.81	6,416,068	9.19%

DATED this 15th day of July, 2015.

DOMINION DIAMOND CORPORATION
Lyle R. Hepburn, Corporate Secretary

P.O. Box 4569, Station A, Toronto, Canada M5W 4T9 T 416.632.2237 F 416.632.2230 www.ddcorp.ca	2